Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park, 899 Cassatt Road Berwyn, PA 19312-1183 troutman.com

Scott R. Jones D 610.640.7853 scott.jones@troutman.com

February 20, 2024

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attn: Mary Mast and Daniel Gordon

Re:	Securities and Exchange Commission (“SEC”) Comment Letter dated January 22, 2024 regarding Elite Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended March 31, 2023 filed June 29, 2023 (the “Form 10-K”) and Form 10-Q for the Six Months Ended September 30, 2023 filed November 14, 2023 (the “Form 10-Q”)

Dear Ms. Mast and Mr. Gordon:

We are providing this response letter on behalf of our client, Elite Pharmaceuticals, Inc. (the “Company” or “Elite”), with respect to the Staff’s comment letter dated January 22, 2024, regarding the above-referenced Form 10-K and Form 10-Q. For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10-K or Form 10-Q.

Form 10-K for the Fiscal Year Ended March 31, 2023

Results of Operations, page 50

1.	You disclose in “Patents” on page 9 that you own seven patents of which one patent expired in April 2023 and two patents are expiring in March and April 2024. Please tell us and clarify in future filings the nature of those patents and, if material, disclose the expected impact on your results of operations.

RESPONSE: The Company acknowledges the Staff’s comment and notes that none of the above referenced Patents relate to any of the Company’s revenue producing activities. Accordingly, the expiration of the Patents is not expected to have a material impact on the Company’s results of operations. The Company revised its disclosure in “Note 1. Summary of Significant Accounting Policies – Intangible Assets” in the Form 10-Q for the fiscal quarter ended December 31, 2023 to disclose this fact. In addition, the Company will disclose this fact in Item 1. Business – Patents in the Annual Report on Form 10-K to be filed for the fiscal year ending March 31, 2024, and will disclose this fact in other applicable future filings.

United States Securities and Exchange Commission

February 20, 2024

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates, page 53

2.	You state that your discussion addresses your most critical accounting policies. However, your disclosure beginning on page 53 appears to include substantially all of your accounting policies included in Note 1 to the financial statements. Please confirm you will revise your presentation in future filings to only include your critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations pursuant to Item 303(b)(3) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and revised its disclosure in the Form 10-Q for the fiscal quarter ended December 31, 2023, as it will in future filings, to only include critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations pursuant to Item 303(b)(3) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 11. Derivative Financial Instruments - Warrants, page F-20

3.	You state that the exercise price of the warrants is subject to adjustment for any issuances or deemed issuances of Common Stock or Common Stock equivalents at an effective price below the then exercise price. You also state that the exercise price adjustment feature prohibits you from being able to conclude the warrants are indexed to your own stock and thus such warrants are classified as liabilities and measured initially and subsequently at fair value. We note the Series J Warrants also provide for other standard adjustments upon the happening of certain customary events. Please tell us your consideration of ASC 2017-11 in accounting for your warrants as liabilities.

RESPONSE: The Series J Warrants were originally issued at the same time as shares of Series J Preferred Stock, and at such time the Series J Warrants were determined to be freestanding financial instruments as they were legally detachable and separately exercisable. As such, the Company assessed the Series J Warrants as freestanding financial instruments under the relevant accounting guidance and determined that they would not meet the requirements to be indexed to the Company’s own common stock (due to the presence of the down-round adjustment features). In addition, Section 2(b) of the Series J Warrant agreement provides the holder of Series J Warrants a choice of net share settlement or net cash settlement upon a cashless exercise. As the cashless exercise election is at the holder’s option, it is considered outside of the Company’s control. ASC 815-40-25-7 indicates “contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity . . . .” Additionally, the Company notes that ASC 815-40-25-9 indicates that the likelihood of occurrence of the event(s) that could trigger cash settlement cannot be considered. As such, the Series J Warrants would also not meet the requirements to be classified in equity, and the Series J Warrants were initially accounted for as a liability under ASC 815. The liability was recorded at fair value on the date of the warrant issuance and measured subsequently at fair value, at each reporting period, with changes in fair value recognized in earnings.

United States Securities and Exchange Commission

February 20, 2024

The Company adopted ASU 2017-11 effective April 1, 2019, for the fiscal year ended March 31, 2020. One of the primary changes under ASU 2017-11 was the change in how down-round adjustment features were viewed under the ASC 815-40 indexation guidance. These features no longer preclude an entity from considering an instrument to be indexed to the entity’s own stock, as stated in ASC 815-40-15-5D. As a result, the Company concluded that the Series J Warrants could be considered indexed to its own stock and that the Series J Warrants could qualify for the scope exception from derivative accounting under ASC 815-40, subject to consideration of the equity classification criteria.

As previously noted, the Series J Warrant agreement provides the holder a choice of net share settlement or net cash settlement upon a cashless exercise. As such, the Series J Warrants continue to not meet the requirements to be classified in equity after the adoption of ASU 2017-11 and remain classified as liabilities.

The Company revised its disclosures related to the Series J Warrants in the Form 10-Q for the fiscal quarter ended December 31, 2023 to expand the discussion of the cashless exercise feature to provide details on the net cash settlement option and state the basis for accounting for the Series J Warrants as liabilities based on the discussion above.

Form 10-Q for the Six Months Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-5

4.	Please tell us your consideration of providing additional disaggregated information such as by product line or geographic revenue information. Refer to ASC 606-10-55-89 through 55-91.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has evaluated the guidance in ASC 606-10-50-5 through 50-7 and the related implementation guidance in ASC 606-10-55-89 through 55-91 with respect to the additional disclosures of disaggregated revenues and has specifically considered the guidance in ASC 606-10-50-5 through 50-7, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In evaluating this guidance, the Company considered how information about the Company’s revenue has been presented for other purposes, including disclosures presented outside of the financial statements, and note that the Company does not further disaggregate its revenue in such disclosures.

United States Securities and Exchange Commission

February 20, 2024

In assessing ASC 606-10-55-91, the Company notes the following in regard to examples of categories that should be considered:

(a)	Type of good or service (for example, major product lines)

(i) The Company generates revenues from manufacturing and licensing fees. In further considering the disaggregation of revenue, the Company considered the difference in the nature of the regulatory pathway relevant to the product from which current/future revenues are to be derived. Accordingly, the Company further disaggregated revenue by manufacturing and license fees within its New Drug Application (“NDA”) and Abbreviated New Drug Application (“ANDA”) segments.

(b)	Geographical region (for example, country or region)

(i) The Company notes that all revenue is generated within the United States, and the Company believes that the economic factors impacting its revenues and cash flows are not significantly different within regions of the United States. Additionally, the Company’s management does not review revenue at the geographical region level to manage its business.

(c)	Market or type of customer (for example, government and nongovernment customers)

(i) For the six months ended September 30, 2023, the Company generated 67% of its revenues from three customers. Further, all revenue is recognized via sales directly to United States based wholesalers/distributors and therefore there is no economic factor variability in the market or type of customer from which revenue is generated.

(d)	Type of contract (for example, fixed-price and time-and-materials contracts)

(i) The nature and type of the Company’s contracts with customers is driven by the nature of the goods or services being provided to the customer and aligns with the Company’s disaggregation of revenue by manufacturing and license fees within its NDA and ANDA segments.

(e)	Contract duration (for example, short-term and long-term contracts)

(i) Company’s management does not review revenue at the contract duration level to manage its business. In addition, based on the nature of the Company’s contracts with customers and the high concentration of revenue earned from a small number of customers, there is very little differentiation in terms of contracts across customers.

United States Securities and Exchange Commission

February 20, 2024

(f)	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

(i) The Company notes that all revenue is recognized at a point in time for all performance obligations as noted in the Company’s “Disaggregation of revenue” disclosure in “Note 1. Summary of Significant Accounting Policies” included in the Form 10-Q for the fiscal quarter ended September 30, 2023.

(g)	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

(i) The Company notes that all revenue is recognized via sales directly to wholesalers/distributors.

The Company disaggregates revenues from customer contracts based on the regulatory pathway relevant to the product from which current/future revenues are to be derived. There are currently two regulatory pathways, defined in CFR Title 21, which are relevant to the Company:

a.	New Drug Application (“NDA”)

i.	NDA applications can be submitted under Section 505(b)(1) or 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

ii.	The Company has filed an NDA under 505(b)(2), with such application not yet receiving approval.

b.	Abbreviated New Drug Application (“ANDA”)

i.	Regulatory pathway through which marketing authorizations are secured for generic drugs

ii.	As per the Orange Book, the Company currently has 13 approved/active ANDAs, encompassing a total of 35 products.

Each pathway has significantly different financial, commercial and risk profile aspects which correlate directly with the nature, amount, timing and uncertainty of revenue and cash flows. The NDA pathway requires the filing of an Investigational New Drug application (“IND”) and then Phase I, Phase II and Phase III clinical trials to determine/establish safety and efficacy. Each step of the NDA application process has significantly higher costs, risks and timelines, as compared to the ANDA process. The completion of all requirements for the filing of an NDA also does not assure approval of marketing authorization, as evidenced by the Company’s application being filed with and accepted by the Food and Drug Administration (“FDA”), with the FDA requiring additional safety and efficacy trials to be conducted and submitted in addition to those already successfully completed/included in the original application.

When marketing authorization for an NDA is approved, the marketing/distribution factors are significantly different when compared to marketing/distribution of ANDA products. An NDA product is new to the market and accordingly requires substantial resources related to education of health care providers on therapeutic efficacy, safety factors, etc., and promotion of the brand name. The resources/infrastructure to support marketing of NDAs consist of substantial human resources costs in the form of medical doctors/detailers needed to visit healthcare providers, product samples, presentations at relevant conferences, publishing of abstracts/peer reviewed studies, as well as legal costs to protect/defend patents and intellectual property.

United States Securities and Exchange Commission

February 20, 2024

The ANDA pathway is abbreviated, as compared to the NDA, as this pathway is specifically for generics of drugs which have already demonstrated the requisite level of safety/efficacy and secured NDA marketing authorization previously, with exclusivity provided by the NDA authorization and any patent protection being expired. ANDA products do not require an IND or Phase I, II or III clinical trials, but rather must demonstrate the same stability profile and bio-availability as that of the branded, reference drug. The stability tests and bio studies required for ANDA filings are significantly less costly than the trials/studies required for NDA’s and also can be completed within shorter timelines.

Marketing of ANDA, generic products has a vastly different profile when compared to that of NDA products. As the active ingredients and therapeutic benefits/risks have already been established in the market, there is no need for market education and detailing. Instead, the Company is able to market its generic products with a sales team that consists of two employees. The generic market is competitive, with price and dependability of supply being significant factors. There is no exclusivity/patent protection as there is with NDA products.

Over the past several years, the Company’s consideration of the above factors has resulted in decisions to allocate resources to generic products and enter into contracts related to the manufacture and sale of generic products, and not NDA products.

The Company has thus concluded that it has appropriately disclosed disaggregated revenue, as required under the guidance in ASC 606-10-50-5 through 50-7 and the related implementation guidance in ASC 606-10-55-89 through 55-91 because the nature, amount, timing and uncertainty of revenue and cash flows in the Company’s current revenue streams do not vary significantly. The Company regularly evaluates the most appropriate manner to disaggregate its revenues based on changes in its business and will revise its disclosures in the future as appropriate.

Please contact Carter Ward, the Chief Financial Officer of the Company, at 201-367-7855, or me at 610-640-7853, if you have any questions about this response.

Very truly yours,

/s/ Scott R. Jones
Scott R. Jones

cc:	Carter Ward